

August 4, 2021

Pedro Arnt
Co-CEO and Director
MELI Kaszek Pioneer Corp
78 SW 7th Street
Individual Office No. 07-156
Miami, Florida 33130

      Re: MELI Kaszek Pioneer Corp
           Draft Registration Statement on Form S-1
           Submitted July 26, 2021
           CIK No. 0001870258

Dear Mr. Arnt:

      This is to advise you that we do not intend to review your registration statement.

      We request that you publicly file your registration statement and nonpublic draft submissions at least 15 days prior to any road show as that term is defined in Rule 433(h)(4) or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Timothy Collins at 202-551-3176 with any questions.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Energy & Transportation

cc: Adam Brenneman